SCHEDULE 13D

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
NA


1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

6,560

8. SHARED VOTING POWER
1,000

9. SOLE DISPOSITIVE POWER

68,866_______________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

68,866

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.84%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________

1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

30,700

8. SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

30,700__________________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
30,700

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

2.60%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________


Item 1. SECURITY AND ISSUER
This Schedule 13D relates to the shares of Gyrodyne Company of America, Inc. ("GYRO"). The principal executive offices of GYRO are located at 102 Flowerfield, St. James, N.Y. 11780.


Item 2. IDENTITY AND BACKGROUND
This statement is filed on behalf of Phillip Goldstein, 60
Heritage Drive, Pleasantville, NY 10570 and Andrew Dakos, 43
Waterford Drive, Montville, NJ 07045.

Phillip Goldstein is a self employed investment advisor. He is also President of Kimball and Winthrop, Inc., an investment advisory firm. Andrew Dakos is President of Elmhurst Capital, Inc., an investment advisory firm and Managing Member of the general partner of Full Value Partners L.P,. an investment fund.

During the last 5 years none of the reporting persons have been convicted in a criminal proceeding, nor been party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which they were or are subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Goldstein and Mr. Dakos are U.S. citizens.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
     Mr. Goldstein and Mr. Dakos have accumulated shares on behalf of accounts that are managed by them. All funds that have been utilized to purchase such shares are from such accounts or from margin loans from broker dealers where these accounts are held.

ITEM 4. PURPOSE OF TRANSACTION
The reporting persons intend to communicate with management regarding strategic options for the company.

Item 5. INTEREST IN SECURITIES OF THE ISSUER
  a. As per the quarterly report filed on 12/13/04 there were 1,179,407 shares of common stock outstanding as of 10/31/04. the percentages set forth in this item were derived using such number.

Mr. Phillip Goldstein is deemed to be the beneficial owner of 68,866 shares of GYRO or 5.84% of the outstanding shares. Mr.
Dakos is deemed to be the beneficial owner of 30,700 shares or 2.60% of the outstanding shares.

  b.   Power to dispose of securities resides solely with Mr.
     Goldstein for 68,866 shares. Power to vote securities resides solely with Mr. Goldstein for 6,560 shares and jointly for 1,000 shares. Power to dispose and vote securities resides solely with Mr. Dakos for 30,700 shares.

  c.   During the last 60 days the following shares of GYRO were
     purchased (there were no sales):
2/8/2005  12,500 @ 38
2/4/2005  6,000 @ 38
2/3/2005  6,000 @ 38
2/1/2005  3,510 @ 38
1/26/2005 1,600 @ 39.987
1/25/2005 7,400 @ 38.9871
1/7/2005  400 @ 38
12/23/04  500 # 38
12/15/2004     3,000 @ 38

  d.   Beneficiaries of accounts managed by Mr. Goldstein and Mr.
     Dakos are entitled to receive any dividend and sales proceeds.

  e.   NA

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1. Joint Filing Agreement

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: 2/14/05

By: /s/ Phillip Goldstein
Name:     Phillip Goldstein

By: /s/ Andrew Dakos
Name:     Andrew Dakos

Exhibit 1.
Joint Filing Agreement

In accordance with Rule 13d-1 (k) (1) under the Securities
Exchange Act of 1934, as amended, the persons named below aqree to the joint filing on behalf of each of them of the schedule 13D
(and all further amendments filed by them) with respect to the shares of GYRO.
DATED: 2/14/05

By: /s/ Phillip Goldstein
Name:     Phillip Goldstein

By: /s/ Andrew Dakos
Name:     Andrew Dakos